

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 23, 2010

Via U.S. Mail and Fax (604-684-8092)

Mr. Marchand Snyman
Chief Financial Officer
Northern Dynasty Minerals Ltd.
800 West Pender St. Suite 1020
Vancouver, British Columbia
Canada, V6C 2V8

   Re: **Northern Dynasty Minerals Ltd.**
     Form 40-F for the Fiscal Year Ended December 31, 2008
     Filed March 31, 2009
     Form 40-F/A for the Fiscal Year Ended December 31, 2008
     Filed October 13, 2009
     Form 40-F for the Fiscal Year Ended December 31, 2009
     Filed April 1, 2010
     File No. 001-32210

Dear Mr. Snyman:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2009

Exhibit 99.5, Consolidated Financial Statements

Note 16. Transition to International Financial Reporting Standards, page 32

1.   We have reviewed your determination that the Pebble Limited Partnership ("the
        Partnership") was a variable interest entity under Canadian GAAP and that you
        were the primary beneficiary of this VIE. Your Partnership Agreement with
        Anglo American US LLC ("Anglo") requires Anglo to absorb initial exploration
        and development costs, which represent the majority of the expected losses from
        the Partnership in 2008 and 2007. As such, it appears to us that you were not the
        primary beneficiary of the VIE and that the equity method of accounting should
        have been applied under Canadian GAAP. Additionally, it appears that losses
        should have been allocated to Anglo in accordance with Article 16 of the
        Partnership Agreement. In this regard, please:

        a.   Amend your Form 40-F for the year ended December 31, 2009, to include
             in Note 16 restated Canadian GAAP balances that reflect the use of the
             equity method of accounting.

        b.   Further amend Note 16 to restate the loss, comprehensive loss, relevant
             balance sheet accounts and presentation of cash flows previously reported
             under Canadian GAAP to reflect that Partnership costs were allocated to
             Anglo in accordance with the Partnership Agreement. In this regard, we
             would expect all financial statements included in this footnote to be
             restated as necessary and for the adjustments to be made retroactively to
             the inception of the Partnership in 2007.

        c.   Your amended Form 40-F should include appropriate accompanying
             footnote disclosure to explain the restatement, and the restatement should
             be referenced in your independent auditor's report. You should also
             consider the impact of the restatement on your conclusions regarding
             internal controls over financial reporting and disclosure controls and
             procedures.

        Please consult with Canadian regulators regarding your need to amend filings in
        Canada.

2.   We have reviewed your response to prior comment 5 in our letter dated March 9,
        2010, and we reissue the comment. Please explain to us in detail how you
        calculated your investment in the Partnership under IFRS.

3.   We note your determination that the functional currency of the Partnership is the U.S. dollar under IFRS. It appears to us that the functional currency of the Partnership should also have been the U.S. dollar under Canadian GAAP since the Partnership may not have represented an integrated foreign operation as defined at paragraph .03(a) of Section 1651 of the CICA Handbook. Please restate Note 16 accordingly, or explain to us further how your previous accounting complied with Canadian accounting standards. .

4.   We note your discussion in Note 16(d) regarding a deferred tax liability relating to your mineral properties that was recorded under Canadian GAAP. It appears to us that this tax liability may have been inappropriately recorded. Asset acquisitions that are not business combinations normally do not result in deferred tax balances. Please refer to Section 3465 of the CICA Handbook. Explain to us how your previous accounting complied with Canadian accounting standards or restate this, as appropriate.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Suying Li at (202) 551-3335, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

                                                Sincerely,

                                                Chris White
                                                Branch Chief